Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com

September 9, 2011

BY EDGAR AND OVERNIGHT MAIL

Ms. Mara L. Ransom

Ms. Brigitte Lippmann

Mr. Christopher Chase

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Atlantic Power Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 25, 2011
File No. 001-34691

Dear Ms. Ransom:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 19, 2011 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-34691) filed with the Commission on July 25, 2011 (the “Proxy Statement”).  The Company is concurrently filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.  Amendment No. 1 also includes updated interim financial information as of and for the six months ended June 30, 2011 and 2010.  In addition to filing this letter via EDGAR, we will separately deliver to you a marked copy of Amendment No. 1, reflecting all changes to the Proxy Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Proxy Statement, and page references in the responses refer to Amendment No. 1.  Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

General

1.                                      Please include a form of proxy card with your next filing.  See Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934.

Response to Comment No. 1

In response to the Staff’s comment, the Company and Capital Power Income L.P. (“CPILP”) have attached the forms of proxy cards to Amendment No. 1.

2.                                      Please provide the disclosure required by Item 402(t) of Regulation S-K or confirm to us that there is no such compensation relating to the Arrangement.

Response to Comment No. 2

In response to the Staff’s comment, the Company confirms that there is no compensation relating to the Arrangement that is required to be disclosed pursuant to Item 402(t) of Regulation S-K.

The Arrangement Agreement and Plan of Arrangement, page 48

3.                                      Here, or in an appropriate place in your filing, please disclose the specific factors that led to the conclusion to offer Capital Power Income L.P. unitholders the option of receiving cash or Atlantic Power Corporation common stock in exchange for their units.

Response to Comment No. 3

In response to the Staff’s comment, the Company revised the disclosure on page 57 to include a discussion of the specific factors that led to the conclusion to offer CPILP unitholders the option of receiving cash or shares of the Company’s common stock in exchange for their units.

4.                                      Please provide details regarding the substance of all material offers and counteroffers during the course of the transaction negotiations.  For example, disclose the offers made by Atlantic Power on March 14, April 11, April 26, May 5 and June 10, 2011.  Also explain in greater detail why Atlantic Power intended to lower its offer price based on its due diligence findings, which was discussed during a meeting on June 10, 2011.  Please also clarify whether the indicative price by which Atlantic Power would be willing to acquire all of the CPILP units on June 15, 2011 was based on the proposed reduction to the purchase price made on June 10, 2011.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised the disclosure on pages 51, 52 and 53 to provide details regarding the substance of all material offers and counteroffers during the course of the transaction negotiations and the disclosure on page 53 to describe the basis for the indicative price at which the Company was willing to acquire all CPILP units on June 15, 2011.

Atlantic Power’s Reasons for the Arrangement Agreement; Recommendations of Atlantic Power’s Board of Directors, page 55

5.                                      Under “Other Factors” on page 56, please discuss each factor that the board considered in specific terms and disclose how each factor either supported or did not support the board’s decision to approve the Arrangement.  For example, you state that one of the factors is the board’s “knowledge of Atlantic Power’s business, operations, financial condition, earnings, strategy and future prospects and its knowledge of CPILP’s business, operations, financial condition, earnings, strategy and future prospects, taking into account, among many factors, Atlantic Power’s and CPILP’s internal financial forecasts for the 2011 to 2015 fiscal years and the results of Atlantic Power’s due diligence review of CPILP,” but you do not explain how this information impacted the board’s decision.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Other Factors Considered” on page 56.

Opinions of Atlantic Power’s Financial Advisors, page 58

6.                                      We note your disclosure on page 60 and in Annex B that the TD Securities Fairness Opinion was provided for the “exclusive” use of the board.  The Fairness Opinion also states that it “must not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of TD Securities” and “is not to be reproduced, disseminated, quoted from, made public or referred to (in whole or in part) without TD Securities’ prior written consent.” Please delete or revise this language, since these statements imply a limitation on reliance by shareholders and is inconsistent with the disclosures relating to the opinion.

Response to Comment No. 6

The disclosure related to the TD Securities Fairness Opinion on pages 60 and 61 has been revised in response to the Staff’s comment.  In addition, the Company respectfully notes that the terms of TD Securities’ engagement with the Company specifically provide that any party other than the Board of Directors of Atlantic Power shall not be the intended beneficiaries of the TD Securities Fairness Opinion and may not rely on such opinion.  Accordingly, the Company respectfully submits that to delete or revise the language in the opinion would be tantamount to re-writing the terms of the Company’s engagement of TD Securities.

7.                                      We note that the descriptions in the proxy statement regarding the material relationships between TD Securities Inc. and Atlantic Power Corporation, and Morgan Stanley & Co. LLC and Atlantic Power Corporation do not provide a narrative and quantitative description of the fees paid or to be paid to TD Securities and Morgan Stanley by Atlantic Power.  Please revise your filing to provide such disclosures.  See Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the disclosure on page 67 and the disclosure on page 75 to provide narrative and quantitative descriptions of the fees paid and to be paid by the Company to TD Securities and Morgan Stanley, respectively.

Representations and Warranties, page 93

8.                                      We note your statement in the second sentence of the first paragraph of this subsection on page 93 that the representations and warranties in the Arrangement Agreement “were made solely for the purposes of the Arrangement Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms.” We also note your statement in the last sentence of the same paragraph that investors “should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.” Please revise these statements to remove any potential implication that the proxy statement and Arrangement Agreement do not constitute public disclosure under the federal securities laws.  In this regard, please note that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your disclosure not misleading.  Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the Arrangement Agreement, you have provided corrective disclosure.

Response to Comment No. 8

In response to the Staff’s comment, the Company has revised the disclosure on page 93 to remove any potential implication that the Proxy Statement and the Arrangement Agreement do no constitute public disclosure under the federal securities laws and included disclosure acknowledging that if specific material facts exist that contradict the representations and warranties in the Arrangement Agreement, the Company will provide corrective disclosure.

Where You Can Find More Information, page 149

9.                                      Since it appears you are not S-3 eligible, Item 14(c)(1) information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 14(e)(2) of Schedule 14A.  Please revise this section to indicate that you will deliver a copy of your Form 10-K and most recent Form 10-Q to shareholders with the proxy statement.

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Where You Can Find More Information” on page 150 to indicate that the Company will deliver a copy of its Form 10-K and most recent Form 10-Q to shareholders with the Proxy Statement.

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As requested in the Comment Letter and in connection with its response thereto, the Company has provided, in writing attached hereto as Exhibit A, a statement acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of this page left intentionally blank]

The Company respectfully believes that the proposed modifications to the Proxy Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1760.

Sincerely,

/s/ Yoel Kranz

Yoel Kranz

cc:	Barry E. Welch
Atlantic Power Corporation
Laura Hodges Taylor
Goodwin Procter LLP

Exhibit A

September 9, 2011

BY EDGAR AND OVERNIGHT MAIL

Ms. Mara L. Ransom

Ms. Brigitte Lippmann

Mr. Christopher Chase

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Atlantic Power Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 25, 2011
File No. 001-34691

Dear Ms. Ransom:

This letter is submitted on behalf of Atlantic Power Corporation (the “Company”) in response to the request by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 19, 2011 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-34691) filed with the Commission on July 25, 2011 (the “Proxy Statement”), that the Company acknowledge various matters in connection therewith.

As requested in the Comment Letter, the Company hereby acknowledges, on behalf of itself, that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *

If you should have any questions concerning the above acknowledgements, please contact the undersigned at (617) 977-2400.

Sincerely,

/s/ Barry E. Welch

Barry E. Welch
Chief Executive Officer and President
Atlantic Power Corporation

cc:	Laura Hodges Taylor
Goodwin Procter LLP
Yoel Kranz
Goodwin Procter LLP